Exhibit 99.7

NICE Extends Partnership Program to Include its Entire Customer
Engagement Portfolio

The open-NICE Development Partner Program focuses on delivering greater innovation and richer set of capabilities to new and existing customers

Paramus, New Jersey, May 23, 2016 – NICE Systems (NASDAQ: NICE) today announced the expansion of its partnership program for software and hardware vendors seeking to grow their business by developing and delivering NICE solutions. NICE provides partners access to its latest Customer Engagement technologies, in order to work in partnership toward the growth of a global technology ecosystem.

Through the open-NICE Development Partner Program, NICE works together with participating vendors on product development, testing and certification, as well as offering enablement tools to global marketing and sales. NICE expects its open partners to quickly be able to differentiate themselves from their competition with both the latest available technology and the NICE brand, starting with its recording business.

The program focuses on delivering greater innovation and a richer set of capabilities to existing and new customers across a range of verticals. This will improve solutions for the end consumer, including:
•	Greater system integration
•	Value-added services
•	New products and innovative applications
•	Customized end-to-end solutions that fully meet customer needs

In addition, open members benefit from a greatly expanded market for all their products through NICE’s global network of customers and partners. This can be expected to accelerate their business growth, while increasing revenue for both NICE and its partners.

Miki Migdal, President, NICE Enterprise Product Group
“The open-NICE Development Partner Program is a cornerstone for technology innovation. Together with our partners, we will leverage NICE’s leading customer engagement portfolio to establish new capabilities and integrations that will help organizations create perfect customer experiences. This program will help our partners grow their businesses, while expanding our own market presence and leadership.”

The initial launch of the open-NICE Development Partner Program will include vendors in the recording business, and at a later stage will extend across the company’s entire portfolio of Customer Engagement solutions.

For more information on the program and to register, please click here.

About NICE Systems
NICE Systems is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.